December 26, 2019

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Mr. DeCarlo McLaren
Re:    Guggenheim Funds Trust (File Nos. 002-19458 and 811-01136) (the “Registrant”)
Dear Mr. McLaren:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 271 and Amendment No. 271 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“Securities Act”) on August 23, 2019, relating to the Guggenheim SMid Cap Value Fund (then-named Guggenheim Mid Cap Value Fund) (the “Fund”), a series of the Registrant. The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois and James V. Catano of Dechert LLP on October 9, 2019. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments followed by the responses of the Registrant are set forth below.
General Comment

1.	Comment: Please complete or provide information in all instances that are currently blank or bracketed.
Response:    The Registrant has addressed this comment.
Comments Relating to the Prospectuses
Comments Relating to Fees and Expenses of the Fund

2.
Comment:     Prior to filing the Fund’s registration statement pursuant to Rule 485(b) under the Securities Act, please provide via EDGAR correspondence completed fee and expense tables and expense examples required by Item 3 of Form N-1A.

Response:    Although financial information, including completed fee and expense tables, is typically filed pursuant to Rule 485(b) under the Securities Act, to address the SEC staff’s comment, we refer to Appendix A to this letter, which includes the completed fee and expense tables and expense examples required by Item 3 of Form N-1A.

3.
Comment:     Please confirm and disclose that the recoupment of fees waived or expenses reimbursed by the Investment Manager under the expense limitation agreement is limited to three years from the day that the amount was waived or reimbursed. Recoupment is only permitted if it does not cause the expense ratio of the applicable share class of the Fund, after giving effect to the recoupment, to exceed (i) the expense cap in place at the time the particular fees or expenses were waived or reimbursed and (ii) the current expense cap, if any.

Response:    The Registrant confirms that the recoupment period is limited to 36 months commencing with the date the first respective fee was waived or expense was reimbursed. The Registrant also confirms that a recoupment would only occur if the current expense ratio of the relevant share class of the Fund is less than the applicable expense limitation in place when the fees and/or expenses were waived and/or reimbursed for the Fund and the expense limitation applicable at the time of the recoupment, if any. Disclosure regarding recoupment is provided in the registration statement, including in the “Management Fees” section of the statutory prospectus.
Comments Relating to Principal Investment Strategies

4.
Comment:     The Fund’s principal investment strategies state that “[t]he Fund pursues its objective by investing, under normal circumstances, at least 80% of its assets (net assets, plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities, which include common stocks, rights, options, warrants, convertible debt securities, and American Depositary Receipts (“ADRs”), that, when purchased, have market capitalizations that are usually within the range of companies in the Russell 2500® Value Index.” Please remove “usually” from this investment policy.

Response:    The Registrant respectfully declines to revise this disclosure in response to the SEC staff’s comment as this investment policy has been adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940 many years ago. A change could potentially be deemed to trigger the provisions of that Rule. The Registrant confirms that it intends to invest the Fund’s assets in a manner that, under normal circumstances, at least 80% of the Fund’s assets (net assets, plus the amount of any borrowings for investment purposes) will be invested in the instruments identified above that, at the time of purchase, have market capitalizations within the range of companies in the Russell 2500® Value Index.

5.
Comment:     The principal investment strategies provide that the Fund may invest in other investment vehicles. Please confirm supplementally that the Fund’s investments do not trigger the need for an acquired fund fees and expenses (“AFFE”) line item in the Fund’s fee and expense table.

Response:    The Registrant confirms that the Fund’s AFFE do not exceed 0.01% of the average net assets of the Fund and, thus, do not need to be reflected as a separate line item in the Fund’s fee and expense table pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

6.
Comment:     Please confirm supplementally that if the Fund concentrates or is expected to concentrate its assets in a particular sector or sectors the Fund’s prospectus would include corresponding strategy and risk disclosures.

Response:    The Registrant confirms that the Fund’s prospectus includes corresponding strategy and risk disclosures in these instances, when applicable.
Comment Relating to Performance Information

7.
Comment:     Please confirm supplementally that, although the Fund is adopting the Guggenheim SMid Cap Value Institutional Fund’s performance history disclosure with respect to its Institutional Class shares, the Fund is not adopting the financial and accounting history of the Guggenheim SMid Cap Value Institutional Fund.

Response:    The Registrant confirms that the Fund is not adopting the financial and accounting history of the Guggenheim SMid Cap Value Institutional Fund.
Comment Relating to Management of the Fund

8.
Comment:     For each listed portfolio manager, please disclose the month and year that the individual became primarily responsible for the day-to-day management of the Fund and supplementally confirm whether each listed individual is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. In addition, please consider reformatting the disclosure to appear in the form of a table.

Response:    The Registrant confirms that each individual listed as a portfolio manager is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. The Registrant will consider whether to reformat the disclosure in response to the SEC staff’s comment in connection with an upcoming annual update process.
Comment Relating to the Statutory Prospectus

9.	Comment: Please explain how the Fund will count the value of derivatives toward its 80% policy required by Rule 35d-1 under the 1940 Act.
Response:     The Fund typically does not count the value of derivatives towards determining whether the Fund’s assets are invested in accordance with the Fund’s 80% policy because it invests mostly in stocks.

* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/Amy J. Lee

Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Funds Trust

Appendix A

FEES AND EXPENSES OF THE FUND - Institutional Class
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may be required to pay a commission to your financial intermediary for effecting transactions in Institutional Class shares of the Fund. These commissions are not reflected in the fee and expense table or expense example below.

Institutional
SHAREHOLDER FEES (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is lower)	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.30%
Total Annual Fund Operating Expenses	1.05%

[1]	Other expenses are based on estimated expenses for the current fiscal year.

EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although the actual costs may be higher or lower, based on these assumptions your costs (whether or not you redeem your shares at the end of the given period) would be:

Institutional

1 Year	$107
3 Years	$334
5 Years	$579
10 Years	$1,283
FEES AND EXPENSES OF THE FUND - Class R6
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may be required to pay a commission to your financial intermediary for effecting transactions in Class R6 shares of the Fund. These commissions are not reflected in the fee and expense table or expense example below.

Class R6
SHAREHOLDER FEES (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is lower)	None

A-1

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.20%
Total Annual Fund Operating Expenses	0.95%

[1]	Other expenses are based on estimated expenses for the current fiscal year.
EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although the actual costs may be higher or lower, based on these assumptions your costs (whether or not you redeem your shares at the end of the given period) would be:

R6

1 Year	$97
3 Years	$303
5 Years	$525
10 Years	$1,166

A-2